GEOLOGIC REPORT SH02EXE-1

SUMMARY REPORT
FOR THE SHOTGUN GOLD PROSPECT,
KUSKOKWIM MINERAL BELT,
ALASKA

prepared for

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95030

and

     TNR Resources Ltd.
620 – 650 West Georgia St.
Vancouver, B.C. V6B 4N9

prepared by

Avalon Development Corp.
 P.O. Box 80268
Fairbanks, AK 99708

April 1, 2002

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

LIST OF FIGURES

Figure 1: Location map for the Shotgun prospect.
Figure 2: Claim status map for the Shotgun prospect.
Figure 3: General geology of the Kuskokwim Mineral Belt, Alaska.
Figure 4: Schematic summary of deposit types in the Tintina and Kuskokwim Mineral Belts.
Figure 5: General geology of the Shotgun prospect
Figure 6: Cross-section through the Shotgun prospect

LIST OF TABLES

Table 1: Significant drill intercepts at the Shotgun prospect
Table 2: Drilling summary for the Shotgun prospect, 1984 - 1998
Table 3: Shotgun prospect resource summary

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SUMMARY

               The Shotgun prospect is located in the Kuskokwim Mineral Belt of southwestern Alaska and represents a unique class of gold mineralization that was previously unrecognized. TNR Resources recently executed a letter agreement with property owner NovaGold Resources to allow TNR to acquire an interest in the prospect. The property was discovered in 1983 and since that approximately 11,000 feet of drilling have been completed on the prospect. The property is hosted in early Tertiary granite porphyry intruded into Cretaceous flysch sediments. Gold mineralization is hosted in high level quartz and quartz-sulfide veins, breccias and stockworks suggestive of a high level porphyry Cu-Au-Mo system however, the association of gold with bismuth and tellurium mineralization, the lack of potassic alteration and reduced oxidation state suggest the Shotgun prospect may be related to intrusive-related gold systems originally recognized in eastern Interior Alaska and the Yukon Territory. Gold grades at Shotgun are directly correlative with the intensity of albitic alteration and are associated with elevated As, Bi, Te, W, Cu, Mo and Zn. Gold is hosted in and adjacent to polyphase quartz veins and quartz-rich magmatic breccia within the Shotgun granite porphyry body. The best gold grades intercepted in drill holes cluster in the upper 150 meters of the Shotgun granite porphyry. Examination of drill sections and geochemical data suggest additional mineralization may be present to the north and west of the area previously drilled. A multi-stage exploration program is recommended for the prospect and includes ground IP geophysics, 2,500 to 5,000 feet of infill and step-out diamond drilling and reconnaissance mapping and geochemical sampling. The total cost of the recommended programs is approximately US$500,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

INTRODUCTION AND TERMS OF REFERENCE

               The following report was commissioned by NovaGold Resources (NovaGold) and TNR Resources Ltd. (TNR) to summarize the geology and mineralization of the Shotgun gold prospect in southwestern Alaska. Avalon was retained to complete this summary report for NovaGold and TNR in a form consistent with Canadian National Instrument 43-101. Recommended work programs and budgets are included at the end of this report.

               Unless otherwise noted, all costs contained in this report are denominated in United States dollars (US$1.00 = CDN$1.50). For purposes of this report, the term “opt” will refer to troy ounces per short ton while “gpt” will refer to grams per metric tonne. Historical accounts of the Shotgun prospect use the term “rhyolite porphyry” when describing the host intrusive rock for the Shotgun mineralization. While this term is a common field term, this report will use the term “granite porphyry” when referring to the intrusive host for mineralization at the Shotgun prospect.

DISCLAIMER

               The attached report has been prepared by Avalon using public documents acquired by the author and private documents written by or given to the author for this purpose. While reasonable care has been taken in preparing this report, Avalon cannot guarantee the accuracy or completeness of all supporting documentation. In particular, Avalon did not attempt to determine the veracity of geochemical data reported by third parties, nor did Avalon attempt to conduct duplicate sampling for comparison with the geochemical results provided by other parties. Consequently, the use of this report shall be at the user’s sole risk and Avalon hereby disclaims any and all liabilities arising out of the use or distribution of this report or reliance by any party on the data herein. The interpretive views expressed herein are those of the author and may or may not reflect the views of NovaGold or TNR.

PROPERTY DESCRIPTION AND LOCATION

               The Shotgun gold prospect is located in the southern Kuskokwim Mountains of southwestern Alaska approximately 280 miles (450 km) west of Anchorage and 100 miles (160 km) north of Dillingham, the regional business and logistics hub for this part of southwestern Alaska (Figure 1).

               The Shotgun prospect consists of 57 State of Alaska mining claims covering approximately 2,280 acres (922 hectares, Figure 2). The claims are located in Township 4 North, Range 51 West, Seward Meridian and straddle the boundary between the Bristol Bay and Kuskokwim Recording Districts. The claims are owned 100% by NovaGold Resources Inc. (NovaGold). Nineteen of the core claims are subject to a 5% net proceeds interest (NPI) held by Cominco American Inc., a subsidiary of Teck Cominco Inc.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               In January 2002 TNR entered into an agreement with NovaGold to acquire a 50% interest in the Shotgun prospect by spending $3 million on exploration and development by December 2005 and issuing 250,000 shares of its common stock to NovaGold. TNR can earn an additional 20% interest by expending $6 million by December 2008 at which point NovaGold has the option to regain a 50% interest in the prospect by expending the next $8 million.

               The nearest area to the Shotgun prospect that is closed to mineral entry is Wood Tikchik State Park located 10 miles west of the Shotgun prospect at its closest point. There currently are no unusual social, political or environmental encumbrances to exploration, development or production on the prospect.

ACCESS AND INFRASTRUCTURE

               Access to the Shotgun prospect currently is via helicopter. A 1,200 foot long tundra strip is located approximately 10 miles (6 km) south of the prospect. This strip was used for freight and fuel staging in 1998 and was serviced by tundra-tire equipped De Havilland Otter and Cessna 207 aircraft. The nearest village to the prospect is Koliganek, located 56 miles (90km) to the southeast at the head of commercial barge services on the Nushagak River. Koliganek also has scheduled commercial air taxi service from Dillingham. Heavy equipment can be brought into the area via winter trails from Koliganek or from barge sites on the Kuskokwim River to the northwest.

               There currently are no permanent camp facilities at the Shotgun prospect. Previous field work conducted by NovaGold was based at a 20 person tent camp located about 2 miles southeast of the prospect (Figure 1).

HISTORY

               Cominco American targeted the Shotgun prospect area in the early 1980’s because of multi-element stream sediment anomalies detected in regional surveys conducted by the U.S. Geological Survey (Piekenbrock, 1982). Cominco American and Enstar Resources Corp. formed a joint venture to conduct regional tin – gold exploration in order to follow up on U.S. Geological Survey results. What is now known as the Shotgun prospect was discovered in 1983 during follow-up of the stream sediment results (Piekenbrock and others, 1984). The prospect was originally called “Mose” after the anastomosing quartz veins found at the discovery outcrop. Cominco completed grid rock sampling and mapping in 1983 and identified a large area of surface rubble-crop containing >500 ppb gold. In 1984, 507.4 feet (154 meters) of diamond drilling was completed in four shallow (<65 meters) holes within an area of >1,000 ppb gold in rock chips. Rock chip sampling expanded the area sampled to 1,300 feet by 900 feet and geologic mapping was completed over the area (St. George and others, 1985). In 1988 Cominco completed 303 feet (92 meters) of diamond drilling in two holes (Farnstrom, 1989). The 1988 drill program was designed to test the >1000 ppb gold anomaly at greater depth but difficult drilling conditions and budget constraints prevented completion of the originally planned program. In 1997, Cominco flew a property wide aeromagnetic survey.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               In 1998, NovaGold Resources purchased Enstar’s 49.07% interest in 19 original Mose claims that comprised the Shotgun property. NovaGold staked an additional 38 claims surrounding the Mose claims and drilled a total of 10,192 feet (3,107.49 meters) of HQ diamond drilling in 20 holes that same year (St. George and Schneider, 1999). Additional grid rock and soil sampling and ground magnetics also were conducted over the main mineralized zone. In 1998, NovaGold completed an inferred resource estimate of 32,765,175 tonnes grading 0.93 gpt gold using a 0.5 gpt cutoff grade (St. George, 1999). In mid-2001, NovaGold acquired the remaining interest in the 19 Mose claims on the Shotgun prospect and conveyed a 5% net profits interests on production from those 19 claims to Cominco American (Freeman, 2001).

GEOLOGIC SETTING

               The Shotgun prospect is situated within the Kuskokwim Mineral Belt, a regional scale belt of sedimentary and intrusive rocks stretching over 300 miles through southwestern Alaska (Figure 3). The dominant bedrock unit in this part of Alaska is the Cretaceous Kuskokwim Group comprised of post-accretionary flysch sediments dominated by shale, siltstone, graywacke, conglomerate and minor limestone (Bundtzen and Miller, 1997). These rocks are intruded and overlain by a wide range of igneous rocks which range from calc-alkaline to alkaline andesitic to rhyolitic volcanics to calc-alkaline stocks and sub-alkaline to alkaline volcano-plutonic complexes (Moll-Stalcup, 1994). Most plutons of the Kuskokwim Mountains magmatic belt have quartz monzonitic to monzonitic compositions and are porphyritic. Igneous K-Ar age dates from the Kuskokwim Mountains range from 58 to 77 Ma, while plutonic K-Ar age dates range from 61 to 73 Ma (Szumigala, 1993, 1996).

               Plutonic rocks of the Kuskokwim region have many typical geochemical characteristics of granites from volcanic arcs as defined by Pearce and others (1984). These characteristics include high-K or shoshonitic series affinities, biotite ± hornblende as the dominant ferromagnesian mineral(s), and metaluminous to slightly peraluminous compositions. Major and trace element data are typical of arc-related calc-alkaline igneous rocks (Perfit et al., 1980; Gill, 1981) and suggest a common source for the Late Cretaceous to Early Tertiary plutonic stocks and volcano-plutonic complexes. REE patterns are similar for plutonic and volcanic rocks from across a wide part of the Kuskokwim region, further suggesting a common petrogenesis for many igneous centers (Szumigala, 1993). Petrographic and chemical data for plutonic rocks fit criteria for ilmenite series granitoids and geochemical signatures are compatible with I-type “granites” (Rombach and Newberry, 2001). Field relationships and laboratory measurements indicate that intrusions within the Kuskokwim Mineral Belt were emplaced at shallow depths, with maximum emplacement depths of 1 to 4 km. Rb, Y, and Nb concentrations from southwest Alaska intrusives indicates the belt that hosts these deposits is derived from the subduction of the Kula plate (Szumigala, 1993). The extent of this magmatic belt to the northeast is uncertain, but probably extends through the southern Alaska Range into the western Yukon Territory where it may be correlative with the Casino complex intrusives (Flanigan and others, 2000).

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

DEPOSIT TYPES

               Recent exploration discoveries in Alaska and the adjacent Yukon Territory have outlined a series of distinctive mineral occurrences which appear to be genetically related to mid-Cretaceous (90-105 Ma) and early Tertiary (60-70 Ma) plutonic activity. These two subduction related plutonic events affected a large area of northwestern British Columbia, Yukon, Alaska and the Russian Far East (Flanigan and others, 2000, McCoy and others, 2002, Bundtzen and Miller, 1997). A synthesis of this information (McCoy et al., 1997, Lang, 2000, Flanigan and others, 2000) suggests a mineral deposit model in which metal and high CO2 bearing fluids fractionate from ilmenite series, I-type intrusions during the late phases of differentiation (porphyritic granites). The gold is deposited in anastomosing pegmatite and/or quartz veins with associated albite-sericite-sulfide alteration. Brittle fracturing and continued fluid convection and concentration lead to concentration of gold bearing fluids in intrusions and schist-hosted brittle quartz-sericite shear zones. Carbonate and/or calcareous metabasite horizons may host W-Au skarns and replacement deposits. Structurally prepared calcareous and/or carbonaceous horizons may host bulk-mineable replacement deposits. More shallow end-members of this metallogenic process begin to be affected by meteoric water intake and form replacement and vein deposits enriched in mercury, antimony and arsenic. The various styles of significant hypogene gold mineralization in the Tintina Gold Belt and Kuskokwim Mineral Belt are portrayed in a schematic cross section in Figure 4.

MINERALIZATION

               The Shotgun prospect is one of several ~70 Ma plutonic-related gold occurrences that occur in southwestern Alaska (Figure 3). Plutonic rocks of this belt, known as the Kuskokwim Mineral Belt, extend over a northeast-trending area measuring approximately 300 miles by 125 miles. Mineral prospects within this belt include the Donlin Creek (22.9 Moz), Nixon Fork, and Golden Zone prospects (Bundtzen and Miller, 1997).

               Although the Shotgun prospect shares many of the chemical and physical characteristics of other occurrences in the Tintina and Kuskokwim belts, it also displays unique characteristics more commonly observed in classic copper-gold porphyries (Rombach and Newberry, 2001). These characteristics include polyphase stockwork breccias, high salinity liquid-filled fluid inclusions, explosive volatile release and high levels of copper and molybdenum. Despite these similarities to porphyry copper-gold deposits, the Shotgun prospect differs from copper gold porphyries in several important ways, including the lack of potassic alteration, the lack of a strong physical and statistical copper – gold correlation, the low sulfur content, the lack of hydrothermal magnetite, the association of gold with Te and Bi and the presence of vapor-phase fluid inclusions containing high CO2 contents (Rombach and Newberry, 2001).

               Evidence from Rombach and Newberry (2001) suggests the Shotgun prospect formed over temperatures ranging from >600oC to less than 300oC at depths typical for porphyry copper-gold systems but well above those typical for intrusive-related gold systems in the Tintina Gold Belt and Kuskokwim Mineral Belt. The prospect also differs from most other gold prospects in the Kuskokwim Mineral belt because is located on the south side of the Denali Farewell fault system (right lateral offset of +350 km on the Denali strand and +140 km on the Farewell strand,

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Figure 3). Initial motion on these faults is probably post-55 Ma (Flanigan and others, 2000) and suggests that rocks on the southern side of these structures may expose higher levels of volcano-plutonic complexes than are common on the northwest side of the fault. Evidence from other similarly positioned gold prospects such as the Golden Zone prospect in the central Alaska Range supports this conclusion (Gage and Newberry, 2002). In summary the Shotgun prospect represents a unique hybrid gold occurrence which exhibits characteristics of both classic porphyry copper-gold systems and those of more recently defined intrusive-related gold systems.

EXPLORATION

               Although the Shotgun prospect was discovered almost 20 years ago, it was not until the 1998 field season that the significance of the occurrence was recognized. This recognition stems in part from numerous discoveries made in Alaska between 1984 and 1998 and to the efforts made toward understanding the Shotgun deposit itself during and following the 1998 drilling program. The following exploration summary is derived in large from St. George and Schneider (1999) and Rombach and Newberry (2001). A summary of significant drill intercepts from 1984 through 1998 is presented in Table 1.

Table 1. Shotgun prospect significant drill intercepts (>1.0 g/t Au)
Hole #	Interval (m)	Length (m)	Au (g/t)	Length (ft)	Au (opt)
84-01	2-34.3 (EOH)	32.3	1.20	106.0	0.035
84-02	2.3-61.5 (EOH)	59.2	1.06	194.2	0.031
84-03	1.7-31.6 (EOH)	29.9	2.40	98.1	0.070
88-05	9.1-78.3 (EOH)	69.2	1.17	227.0	0.034
88-06	4.6-14.0 (EOH)	9.4	1.34	30.8	0.039
98-07	0-71	71.0	2.19	232.9	0.036
98-08	0-48.77 (EOH)	48.8	2.53	160.1	0.064
98-09	3.5-125	121.5	1.41	398.6	0.074
98-10	2-73.5	71.5	1.24	234.6	0.041
98-11	0-4.5	4.5	1.53	14.8	0.036
98-12	0-48	48.0	1.59	157.5	0.045
98-12	134-164.5	30.5	1.10	100.0	0.046
98-13	8-26.5	18.5	1.16	60.7	0.032
98-13	60-117	57.0	1.50	187.0	0.034
98-13	109-117	8.0	2.48	26.2	0.043
98-13	136-151	15.0	3.44	49.2	0.100
98-14	76.3-124.5 (EOH)	48.2	1.10	158.1	0.032
98-15	37-43	6.0	1.23	19.7	0.036
98-15	77-83	6.0	2.42	19.7	0.071
98-18	30-122.8 (EOH)	92.8	1.48	304.5	0.043
98-19	0-13	13.0	4.39	42.7	0.128
98-19	0-89	89.0	1.87	292.0	0.055
98-20	0-12	12.0	1.40	39.4	0.041
98-23	121.9-149.9 (EOH)	28.0	1.33	91.9	0.039
*(EOH) = end of hole

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               Drilling by Cominco American in 1984 and 1988 and by NovaGold in 1998 concentrated on the most obviously mineralized area based on mapping and surface geochemical sampling (St. George and others, 1985, Farnstrom, 1989 and St. George and others, 1999). Mineralization encountered by this work is hosted in a roughly triangular shaped body of granite porphyry that grades into 5 to 10 meter wide dikes to the northeast and southwest (Figure 5). These dikes are traceable into the adjoining valley to the southwest and suggest the mineralized granite porphyry may be related to a much larger body of similar composition. The main body of the granite porphyry as well as other dikes in the area and some zones of stock-work quartz veining within the mineralized area trend northeast (55o) with near vertical dips. This orientation is roughly parallel to extensive right-lateral strike-slip faults which occur at the outcrop, district and regional scale (Figure 3).

               Examination of the least-altered granite porphyry indicates that it is composed of 1 to 5 mm long quartz, orthoclase, and plagioclase phenocrysts in roughly equal proportions and approximately 5% biotite in a light-colored aphanitic groundmass of quartz and feldspar. Age dates (40Ar39Ar) from biotite from this rock type are 69.7 ± 0.3 Ma and whole rock chemical compositions average 75% SiO2, 3.4—3.8% Na2O and 4.4% K20. Least-altered granite porphyry from the Shotgun prospect and unaltered granitic rock from the Shotgun Hills pluton (Figure 5) suggest that the Shotgun granite porphyry is a more highly fractionated end-member of the Shotgun Hills pluton. Age dates (40Ar39Ar) from biotite from the Shotgun Hills pluton are 68.7 ± 0.2 Ma suggesting this larger intrusive cooled more slowly than the Shotgun granite porphyry. As in other gold systems in the Kuskokwim Mineral Belt, Rb, Y, and Nb values at Shotgun are typical of subduction-related volcanic arc granites (Pearce and others 1984). Several lines of evidence indicate that the Shotgun granite porphyry and the Shotgun Hills pluton are ilmenite series I-type granitoids: 1) hornblende is a minor component of the Shotgun Hills pluton, 2) magmatic peraluminous indicator minerals are absent from the Shotgun granite porphyry and, 3) both the Shotgun granite porphyry and the Shotgun Hills pluton exhibit low to very low magnetic susceptibilities.

               Flysch-type sedimentary rocks of the Cretaceous Kuskokwim Group form the country rock in the Shotgun prospect area. Large areas of this rock type have been contact metamorphosed to biotite hornfels (Figure 5). The highly resistant hornfels is dark brown-black, red brown, or light brown and is composed of microcrystalline biotite, fine-grained quartz, and small amounts of fine-grained orthoclase.

               The most obvious form of hydrothermal alteration at Shotgun is polyphase quartz stockwork veining. The veins vary from 0.1 to 5 cm wide but can form quartz veins up to 1.5 m wide. Quartz vein density is highest in the Shotgun granite porphyry and diminishes rapidly in adjacent hornfels. Silica flooding is present locally and often leaves only the phenocrysts unaltered. Gold mineralization is hosted primarily within the granite porphyry and in adjacent hornfelsed sediments (Figure 6). Although intense quartz veining normally is a positive indicator of gold mineralization, there is a statistically poor correlation between gold grade and weight percent silica in a given sample (Rombach and Newberry, 2001). A similar situation exists between arsenic and gold levels: the presence of arsenic is a good indicator that an area has been affected by hydrothermal alteration however the gold to arsenic correlation coefficient is only 0.26 indicating a poor statistical relationship between the two. Multi-phase introduction of quartz veins and arsenic-bearing sulfides explains both of these relationships and is in agreement with petrographic and textural relationships noted on the prospect.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               Mapping of alteration facies at the Shotgun prospect is aided by the limited oxidation of surface rocks. Adjacent to and within zones of intense stockwork veining, the predominant alteration assemblage is quartz + albite ± sericite ± carbonate. Other alteration minerals are relatively rare, but include biotite, chlorite, epidote, garnet, rutile, and tourmaline. Quartz is present in vein and flood form in all phases of alteration however albitic alteration becomes less dominant over time while sericite and carbonate alteration become more dominant over time.

               While widespread and abundant at Shotgun, albitic alteration is difficult to quantify in the field because of its fine-grained nature. Feldspar staining shows that potassic alteration is virtually absent. Albitic alteration varies from a complete conversion of groundmass feldspars to in albite selvages 0.5- to 5 cm-wide to a weak pervasive alteration of aphanitic feldspars. Evidence from major-oxide analyses, staining and petrography indicate that albitic alteration is restricted to the Shotgun granite porphyry and extends to at least 150 meters below surface. X-ray fluorescence (XRF) analyses of albite altered rocks suggest gold grades are directly related to the intensity of albitic alteration (Rombach and Newberry, 2001).

               An irregular shaped zone of intense sericite alteration overlaps the upper zone of albitic alteration. This type of alteration is most common along quartz vein selvages and in adjacent wall rocks where biotite is altered to sericite + rutile ± sulfides and feldspar is altered to sericite carbonate. Groundmass feldspars often are more intensely altered than feldspar phenocrysts.

               Tourmaline-quartz and carbonate-quartz veins are typically found at the margins of the known sulfide mineralization in later, lower temperature alteration zones. Poorly formed sub-millimeter tourmaline grains occur locally in quartz veins with albite + sericite + chlorite. Rare, 1 to 15 mm-wide massive tourmaline-sulfide veins of uncertain age occur sporadically in the granite porphyry. Carbonate alteration occurs in very minor amounts as sub-millimeter grains within quartz veins, especially with sericite + chlorite. Some fractures and veins have a <1to 3 mm-thick carbonate coating, most likely due to very late stage alteration.

               Exploration conducted from 1983 through 1998 defined a broad zone of anomalous gold and gold-pathfinder mineralization controlled by east and northeast trending structures (St. George and Schneider, 1999). Quartz veining and brittle fractures are subvertical and cluster in two trends, 055o and 090o. Granite porphyry dikes are preferentially oriented northeast however examples of northwest and north-south striking dikes have been observed. Shearing along the 055o trend is accompanied by development of northwest trending joints. Both of these orientations probably are the result of right-lateral, strike-slip faulting. This strike and sense of motion are consistent with the regional tectonic setting between the Holitna-Farewell-Denali and Mulchatna fault systems (Figure 3).

               Both hydrothermal and magmatic breccias have been recognized at Shotgun. Hydrothermal breccias occur primarily within the hornfels zones adjacent to the Shotgun granite porphyry stock. These breccias are clast-supported and composed of 0.5 to 10 cm-long clasts of hornfels, granite porphyry or both, cemented by tourmaline and quartz. More intensely tectonized breccias contain clay ± sericite alteration (fault gouge) or polyphase silica flooding. Hydrothermal hornfels breccias have been located up to 2 km from the Shotgun prospect suggesting the possible presence of a larger magmatic – hydrothermal system than previously recognized. Magmatic breccias at Shotgun normally are confined to the Shotgun granite

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

porphyry or to hornfels near the granite porphyry. Magmatic breccias consist of rounded to angular clasts of quartz veined granite porphyry and minor hornfels in a matrix of granite porphyry. Clast sizes range from 0.5 to 10 cm and later quartz veins commonly cut the granite porphyry matrix, indicating multiple magmatic - hydrothermal events. Most magmatic breccias can be characterized as matrix-supported breccias.

               Airborne magnetic data collected by Cominco American in 1997 indicates a very subtle magnetic low over the surface extent of mineralized Shotgun granite porphyry (St. George and Schneider, 1999). In addition other rhyolites and the porphyritic granodiorite near the Shotgun prospect have low magmatic susceptibilities compared to hornfels. These observations are compatible with the low-iron I-type magmatic trace element signatures for these intrusive rocks. The Shotgun Hills pluton has a high magnetic signature despite being of nearly identical composition and age.

               Hypogene metallic mineralization at the Shotgun prospect consists of variable amounts of native gold, arsenopyrite, native bismuth, Bi-Te sulfides, bornite, chalcopyrite, cubanite, loellingite, maldonite, pyrrhotite, pyrite, scheelite and sphalerite (St. George and Schneider, 1999; Rombach and Newberry, 2001). Sulfide mineralization is hosted primarily within or immediately adjacent to quartz veins. Within the granite porphyry host rocks, the sulfide content averages 1-2% total sulfides with local enrichment of up to 10%.

               Relative alteration and mineralization assemblages change over time as the hydrothermal system cooled from near liquidus temperatures (> 500oC) to less than 350oC (Rombach and Newberry, 2001). This generalized paragenetic sequence can be summarized as follows:

1.
Early metallic assemblages include arsenopyrite + loellingite + pyrrhotite + chalcopyrite ± cubanite ± bornite. Gold is present as native gold, gold-bismuth-tellurium sulfides and maldonite. Alteration assemblages include quartz veins, with albite ± tourmaline. Temperatures for this phase are >500[o]C.

2.
Second stage mineralization consists of arsenopyrite + pyrrhotite + chalcopyrite ± bornite. Gold is present as electrum, gold-bismuth-tellurium sulfides and bismuthinite. Alteration assemblages include quartz veins, with albite ± sericite ± tourmaline ± rutile. Temperatures for this phase are 400 to 500[o]C.

3.
Third stage mineralization consists of pyrite + arsenopyrite +chalcopyrite ± bornite ± sphalerite. Gold is present as electrum and bismuthinite. Alteration assemblages include quartz veins, with albite ± sericite ± tourmaline ± rutile. Temperatures for this phase are 350 to 400[o]C.

4.
Fourth stage mineralization consists of pyrite +chalcopyrite ± sphalerite. Gold does not appear to be present with this stage of mineralization. Alteration assemblages include quartz veins, with albite ± sericite ± tourmaline ± rutile. Temperatures for this phase are <350[o]C.

5.	The final stage of mineralization and alteration is void of metal and consists only of quartz and calcite veins, probably at temperatures well below 350[o]C.

               Supergene minerals occur within the granite porphyry at Shotgun and include scorodite, bornite, malachite, and native copper typically along quartz + tourmaline veins. These veins occur at the surface and at shallow depths in drill holes. Iron oxides occur within cataclastic

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

zones throughout the deposit but this makes up a very small percentage of the rock volume. Overall very little oxidation has taken place and supergene mineralization is minimal. This observation is consistent with the fact that the area was glaciated in Quaternary times.

               Based on the geology and geochemistry of surface rocks and drill core, a sequence of magmatic and hydrothermal events can be constructed for the Shotgun prospect as follows:

1.	Intrusion of nearby Shotgun Hills batholith
2.	Contact hornfels overprint of host Kuskokwim Group sediments
3.	Intrusion of more fractionated Shotgun granite porphyry
4.	Hydrothermal alteration including intense multi-phase quartz stockwork veining and introduction of gold plus pathfinder metals.
5.	Magmatic breccia intrusion with the introduction of additional gold plus pathfinder metals.
6.	Low-temperature carbonate quartz veining followed by post-mineral tectonic adjustments.

DRILLING

               Drilling completed on the Shotgun prospect totals 10,992 feet (3,351 meters) of diamond drill in 26 holes (Table 2). Drilling was conducted by independent third-party contractors in all three drilling campaigns. All drilling conducted during these programs was managed by either Cominco American or NovaGold.

Table 2: drilling summary for the Shotgun prospect, 1984 through 2001
Year	Holes	Footage	Operator
1984	4	507.4	Cominco American
1988	2	303	Cominco American
1998	20	10,192	NovaGold
Totals	26	10,992.4

               Drilling was supported via helicopter and was supplied by water from surrounding creeks or lakes. Drill pads were constructed by hand and required 3-5 days each to construct due to the steep slopes and blocky talus which exist in the drill area (St. George and Schneider, 1999). Core recovery in 1984 and 1988 was less than optimal however recovery rates were generally better than 90% in the 1998 drill program. The fractured nature of the mineralization and adjacent hornfels make for challenging drilling conditions however good recovery can be achieved if a proper drill bit and drill mud combination are utilized

SAMPLING METHOD AND APPROACH

               Drill core samples from the 1998 Shotgun program were logged on-site by NovaGold personnel, assay intervals were marked and the core was split on-site using a rock saw. Samples were bagged and secured on-site to prevent purposeful or inadvertent contamination. Sample intervals were chosen by the geologists logging the core with interval limits based on geological criteria.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

SAMPLE PREPARATION, ANALYSES AND SECURITY

               All analytical and sample preparation work on samples from the 1998 season was completed by Chemex Labs. Samples were shipped from the project by air freight to a Chemex sample preparation facility in Fairbanks. Analytical work was completed at the Chemex facilities in Vancouver, B.C. All samples from the 1998 field program were analyzed for a multi-element suite by inductively coupled plasma (ICP) methods with atomic emission spectroscopy finish. All geochemical results were transmitted via secured modem link to the facilities of NovaGold’s prime geological contractor on the prospect, Avalon Development Corp. in Fairbanks. Digital results were checked for accuracy, merged with geological data supplied from the field and transmitted by email to the prospect site and to NovaGold.

DATA VERIFICATION

               Blank standards were inserted at the Chemex Labs sample preparation facility during the 1998 field program at a rate of 1 blank for every 20 samples. Analyses of variance performed on blanks analyzed by Chemex indicate no unusual or spurious sample results in the blanks submitted.

ADJACENT PROPERTIES

               As of the date of this report, there are no other mineral prospects or mining claims adjacent to the Shotgun prospect.

MINERAL PROCESSING AND METALLURGICAL TESTING

               Two coarse reject samples from hole 98-07 were submitted by NovaGold to Tunnes in Halifax, Nova Scotia for preliminary bottle roll and agglomeration tests (St. George and Schneider, 1999). Boll roll tests on both samples yielded 93% recovery rates from samples reduced to –0.15 mm size. Agglomeration tests on one of the coarse reject samples returned 93% recovery rates on –1 mm agglomerated material.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

               NovaGold completed an internal resource estimate following the completion of the 1998 drilling program (St. George and Schneider, 1999). This report was completed by Phil St. George, Vice-President of Exploration for NovaGold and Robert Prevost, Senior Geologist for NovaGold, both of whom are Qualified Persons as defined by NI43-101. These historical resource calculations comply with the standards for Inferred Resources as defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

               Resources calculations were conducted using Medsystem software utilizing an inverse distance squared (ID2) technique and lower cut off grades for gold of 0.5 gpt, 0.75 gpt and 1 gpt (Table 3). Material grading 3 to 4 gpt gold is preferentially located at the upper levels of the drill area in a favorable setting for open pit extraction. Initial calculations indicated a stripping ratio of 1:1 at a 1 gpt gold cut off.

Table 3. ID2 block model grade and tonnage summary for the Shotgun prospect.
Tonnes	Grade (g/t)	Total Grams of Au	Total Ounces of Au	Au Cutoff (g/t)
32,765,175	0.93	30,471,613	979,662	0.50
16,553,025	1.27	21,022,342	675,889	0.75
11,646,450	1.44	16,770,888	539,201	1.00

OTHER RELEVANT DATA AND INFORMATION

               There are no other data available to the author that bear directly on the potential of the Shotgun prospect.

INTERPRETATIONS AND CONCLUSIONS

               The Shotgun prospect represents a unique class of gold mineralization that was previously unrecognized in southwestern Alaska. Gold mineralization is hosted in high level quartz and quartz-sulfide veins, breccias and stockworks suggestive of a high level porphyry Cu-Au-Mo system however, the association of gold with bismuth and tellurium mineralization, the lack of potassic alteration and reduced oxidation state suggest the Shotgun prospect may be related to intrusive-related gold systems originally recognized in eastern Interior Alaska and the Yukon Territory. Gold grades at Shotgun are directly correlative with the intensity of albitic alteration and are associated with elevated As, Bi, Te, W, Cu, Mo and Zn. Gold is hosted in and adjacent to polyphase quartz veins and quartz-rich magmatic breccia within the Shotgun granite porphyry body. The best gold grades intercepted in drill holes cluster in the upper 150 meters of the Shotgun granite porphyry. Examination of drill sections and geochemical data suggest additional mineralization may be present to the north and west of the area previously drilled.

RECOMMENDATIONS:

               Based on field, laboratory and literature studies completed to date, the following recommendations for future work are warranted:

1.
Ground IP Survey: Approximately 10 line-miles of 250-foot dipole spaced ground IP geophysics should be conducted over the eastern half of section 28 and the western half of section 29 (Figure 5). This survey would provide ground truth response over the known mineralized zone and would test the northern and western extensions of mineralization below hornfels and granite porphyry prior to any additional drilling.

2.
Step-out Drilling: Additional grid-controlled step-out diamond core drilling is recommended for the northern and western extensions of the previously drilled area. Drilling should be conducted with HQ size core. All samples should be split and

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

analyzed for a gold plus multi-element suite by ICP-Mass Spectrometer methods to take advantage of lower detections limits for Au, Bi, Te and W. Recommended phase 1 drill footage is 2,500 to 5,000 feet in up to 10 holes.

3.
Reconnaissance Prospecting: Additional ground traverses should be conducted in the immediate vicinity of the Shotgun prospect. Emphasis should be placed on high level granite porphyries and hornfels breccias in and around the Shotgun Hills pluton. Subtle magnetic lows also should be targeted for field prospecting. Geochemical samples should be analyzed for the same multi-element suite as drill core samples.

               The total estimated costs of the above-recommended programs should exceed $500,000.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Shotgun Hills
Shotgun
Property
1998
Base
Camp
King
Salmon
Klutuspak
Map
Area
0
Miles
6
N
W
E
S

FIGURE 1: Location map for the Shotgun gold project, Taylor Mts. B6 quadrangle, Alaska.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Drilled Area
Shotgun Property
Map Area
N
S
E
W
0
Miles
1

FIGURE 2: Claim location map for the Shotgun gold project, T4N, R51W, Seward Meridian, Taylor Mts. B6 quadrangle, Alaska.

EXPLANATION
Tertiary sediments
Volcanic plutonic complexes (LK-ET)
Volcanic fields (LK-ET)
Granite porphyry complexes (LK-ET)
Kuskokwim Group
Yukon-Koyukuk flysch basin
Pericratonal terranes
Oceanic terranes
Cratonal terranes
Arc related and flyschoid terranes
Right-lateral faults
Mineralized Structures
Norton Sound
COLORADO CREEK
NIXON FORK
GANES CREEK
McGrath
VINASALE
GOLDEN HORN
CHICKEN MTN
GRANITE CREEK
JULIAN
DONLIN
DeCOURSEY
HORN MTN
RED DEVIL
Aniak
Andreafsky Fault
Aniak - Thompson Cr. Fault
Iditarod-Nixon Fork Fa
Denali-Farewell Fault
Holitna Fault
Sawpit Fault
Mulchatna Fault
NYAC
SHOTGUN
Bethel
Kuskokwim Bay
MAP AREA
0
Kilometers
100

*Figure 3: General geology of Southwestern Alaska. Geology and mineral occurrence data from Bundtzen and Miller, 1997, modified by Avalon Development, 2002*

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Hg
Sb
Golden Horn
Donlin Creek
Money Knob
Hg and Meteoric Water(?)
No Hg or Meteoric Water
Vinasale Mountain
Elephant Mountain
Southwest AK
Kuskokwim Gp
Interior AK
K & Pz Seds.
Table Mountain
Liberty Bell
Ryan Lode, Currey
Richardson
Shotgun
True North
Cheechako
Dolphin
Cleary Hill
Hi Yu
As, Sb, Cu, Ag, Pb, Zn
Interior Alaska:
Yukon-Tanana
Terrane
Fairbanks
W-Skarn
Fort Knox,
Dublin Gulch
As, Bi, Pb, Te, Sn, W, Pb, Mo,
Pogo
Depth (kilometers)
1
2
3
4
5
6
Metamorphic rocks
Carbonaceous Host
~90 Ma calc-alkaline intrusions
90 and 70 Ma alkalic-calcic intrusions
Sedimentary Rocks
Carbonate Host
Breccia
Stockwork Veins, "Greisen"
Skarns
Shears/Veins/ massive sulfides

FIGURE 4: Schematic cross-section through a intrusive gold complexes in the Kuskokwim Mineral Belt and Tintina Gold Belt, Alaska showing relative depth of the Shotgun prospect and other significant Interior Alaska and Yukon prospects. Data from McCoy, 1997 modified by Avalon Development, 2002.

21
22
23
Qal
Tg
Kk
Khf
Section
1155 N
Tgp
27
28
26
Tgdp
Khfbx
0
Miles
0.5
Map Area
N
S
E
W
Kk
Shotgun
Property
33
35

FIGURE 5: General geology of the Shotgun gold project, T4N, R51W, Seward Meridian, Taylor Mts. B6 quadrangle, Alaska Key: Qal - alluvium; Tgp = Shotgun granite porphyry; Tg = Shotgun Hills granite; Tgdp = porphyritic granodiorite; Khfbx = hornfels breccia; Khf = hornfels Kuskokwim Group sediments; Kk = Kuskokwim Group flysch sediments. Geology from St. George and others, 1985 and St. George and Schneider, 1999.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

REFERENCES CITED

Bundtzen, T.K. and Miller, M.L., 1997, Precious metals associated with :late Cretaceous – Early Tertiary igneous rocks of southwestern Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists, pp 242-286.

Farnstrom, H.E., 1989, Kuskokwim joint venture, Mose and Sleitat prospects, 1988 progress report: Cominco American Inc., unpub. Internal Report, 15 p.

Flanigan, B., Freeman, C., Newberry, R., McCoy, D., and Hart, C., 2000, Exploration models for mid and Late Cretaceous intrusion-related gold deposits in Alaska and the Yukon Territory, Canada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium Proceedings, May 15-18, 2000, p. 591-614.

Freeman, C.J., 2001, Alaska Exploration Review: Soc. Econ. Geol. Newsletter, No. 47, p. 37.

Gage B.G. and Newberry, R.J., in press 2002, Ore mineralogy and mineral compositions from Golden Zone Mine, South Central Alaska: Alaska Div. Geol. Geophys. Surveys, Short Notes on Alaskan Geology.

Gill, J.B., 1981, Orogenic Andesites and Plate Tectonics, New York, Springer-Verlag, 390 p.

Lang, J. R., Baker, T., Hart, C. J. R. and Mortensen, J. K., 2000 An exploration model for intrusion-related gold systems, Soc. Econ. Geol., Newsletter, January, 2000.

McCoy, D. T, Newberry, R.J., Layer, P.W., DiMarchi, J.J., Bakke, A., Masterman, J.S. and Minehane, D.L. 1997, Plutonic Related Gold Deposits of Interior Alaska in Goldfarb, R.J., ed. Ore Deposits of Alaska, Economic Geology Monograph, No. 9, Society of Economic Geologists, pp. 191-241.

McCoy, D.T., Newberry, R. J., Severin, K., Marion, P., Flanigan, B. and Freeman, C.J., 2002, Paragenesis and metal associations in Interior Alaska gold deposits: an example from the Fairbanks District: Mining Engineering, Jan., 2002, p. 33-38.

Moll-Stacup, E.J., 1994, Late Cretaceous and Cenozoic magmatism in mainland Alaska in Plafker, George and Berg, Henry C., eds., 1994, The Geology of Alaska, , The Geological Society of America, Vol. G-1, p. 589 - 620.

Patton, W.W., Jr., Box, S.E., Moll-Stalcup, E.J., and Miller, T.P., 1994, Geology of west-central Alaska, in Plafker, G., and Berg, H.C., eds., The Geology of Alaska: Boulder, Colorado, Geological Society of America, The Geology of North America, v. G-1, chapter 7, p. 241-271.

Pearce, J.A., Harris, N.B.W., and Tindle, A.G., 1984, Trace element discrimination diagrams for the tectonic interpretation of granitic rocks: Jour. Petrology, v. 25, p. 956-983.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

Perfit, M.R., Gust, D.A., Bence, A.E., Arculus, R.J., and Taylor, S.R., 1980, Chemical characteristics of island-arc basalts: Implications for mantle sources: Chemical Geology, v. 30, p. 227-256.

Piekenbrock, J.R., 1982, Kuskokwim prospect 1982 progress report and 1983 budget summary: Cominco American Inc., unpub. Internal Report, 44 p.

Piekenbrock, J.R., Cossaboom, C.C., St. George, P., Farnstrom, H.E., Owens, P.A., Wilson, K.S. and Nagy, L.J., 1984, Kuskokwim prospect 1983 progress report and 1984 budget summary: Cominco American Inc., unpub. Internal Report, 174 p.

Rombach, C.C. and Newberry, R.J., 2001, Shotgun deposit: granite porphyry hosted gold-arsenic mineralization in southwestern Alaska, USA: Mineralium Deposits, Vol. 36, pp. 607-621.

St. George, P. Cossaboom, C.C, Farnstrom, H.E and McCardell, 1985, Kuskokwim prospect 1984 progress report and 1985 budget summary: Cominco American Inc., unpub. Internal Report, 232 p.

St. George and Schneider, C.L., 1999, 1998 Shotgun report: NovaGold Resources Inc., unpub. Internal Report, 34p.

Szumigala, D.J., 1993, Gold Mineralization related to Cretaceous-Tertiary magmatism in the Kuskokwim Mountains of west-central and southwestern Alaska: Unpublished PhD dissertation, Los Angeles, California, University of California, 301 p.

Szumigala, D.J., 1996, Gold mineralization related to Cretaceous-Tertiary magmatism in west-central Alaska - A geochemical model and prospecting guide for the Kuskokwim region, in Coyner, A.R., and Fahey, P.L., eds., Geology and Ore Deposits of the American Cordillera: Geological Society of Nevada Symposium Proceedings, Reno/Sparks, Nevada, April, 1995, p. 1317-1340.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net

STATEMENT OF QUALIFICATIONS

               I, CURTIS J. FREEMAN, consulting geologist and President of Avalon Development Corporation, an Alaska corporation with a business address of P.O. Box 80268, Fairbanks, Alaska 99708, HEREBY CERTIFY THAT:

               1. I am a graduate of the College of Wooster, Ohio, with a B.A. degree in Geology (1978). I am also a graduate of the University of Alaska with an M.S. degree in Economic Geology (1980).

               2. From 1980 to the present I have been actively employed in various capacities in the mining industry in numerous locations in North America, Central America, South America and Africa.

               3. I personally conducted and/or directed others in the fieldwork on the Shotgun prospect between 1998 and the present and have been engaged by NovaGold Resources and TNR Resources Ltd. to complete this report and make recommendations for future work in the area.

               4. I do not own any interest in the properties which comprise the Shotgun prospect nor do I own any other interest in any company or entity that owns or controls an interest in the properties which comprise the Shotgun prospect, and I am therefore independent of NovaGold Resources Inc. and TNR Resources Ltd. in accordance with the application of Section 1.5 of National Instrument 43-101.

               5. I am a Certified Professional Geologist with the American Institute of Professional Geologists (CPG #6901) and I am a Licensed Geologist in the State of Alaska (#AA159).

               6. I am a Qualified Person for purposes of National Instrument 43-101. I have read and understand the terms of National Instrument 43-101 and its companion documents and have submitted this report with the intention of complying with NI 43-101.

               7. I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report and that whose omission to disclose would make this report misleading.

               8. I approve of this report being used for any lawful purpose as may be required by NovaGold Resources, TNR Resources and their respective affiliates.

DATED in Fairbanks, Alaska this 1st day of April 2002.

"Curtis J. Freeman" _____________________________________________________ Curtis J. Freeman, BA, MS, CPG#6901, AA#159

Information contained in this report has been compiled with the permission of NovaGold Resources Inc. and TNR Resources Ltd. from sources believed to be reliable however, the accuracy and completeness of data herein cannot be guaranteed. Neither Avalon Development nor NovaGold Resources nor TNR Resources assumes responsibility for errors or omissions. This report is not a solicitation to either buy or sell interests or securities in any corporation and has been neither approved nor disapproved by any U.S. or Canadian stock exchange.

AVALON DEVELOPMENT CORPORATION
P.O. Box 80268, Fairbanks AK 99708
907-457-5159 Fax: 907-455-8069 avalon@alaska.net